FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA BANCOMER, a BBVA subsidiary company in México, buy the 100% of the mexican company HIPOTECARIA NACIONAL.

BBVA, S.A. communicates that its subsidiary company in México, BBVA BANCOMER, has reached an agreement to buy the 100% of the mexican company HIPOTECARIA NACIONAL, the biggest privately-owned financial institution in Mexico specialised in the mortgage business. The total investment is USD 375 million. The agreement will be effective once it has all the administrative permits required.

A press release on the agreement reached is attached.

Press release

BBVA Bancomer goes for the Mexican mortgage market,

announcing its purchase of Hipotecaria Nacional

•	Hipotecaria Nacional is the biggest privately-owned mortgage lender in Mexico, with a loan portfolio worth over 2.15 billion dollars

•	According to official estimates, approximately 20 million new homes will be built in Mexico over the next 25 years.

•	With this operation, BBVA Bancomer consolidates its leadership of the Mexican home-mortgage market.

BBVA Bancomer has reached an initial agreement to buy 100% of Hipotecaria Nacional (HN), the biggest privately-owned financial institution in Mexico to specialise in the mortgage business. With this operation, BBVA Bancomer consolidates its leadership of the private Mexican mortgage market. The operation upholds two basic tenets of BBVA’s strategy for profitable growth: creating shareholder value as of day one and making sense in terms of its overall strategy. The total investment is 375 million dollars (4.3 billion pesos), to be financed with BBVA Bancomer’s own funds.

HN is a Sofol, a non-banking financial institution (Sociedad Financiera de Objeto Limitado), with a loan-book worth 2.15 billion dollars (24.8 billion pesos). There are currently 17 Sofols operating in Mexico, managing a portfolio of over 7 billion dollars (80.5 billion pesos), such that HN’s share of its market segment is above 29%.

The organisation, which will be incorporated into the BBVA Bancomer business, has 950 employees and 79 branches reporting to 10 regional divisions. In 2003, HN reported a net attributable profit of 48 million dollars (552 million pesos), with a 34% return on equity, one of the highest ROEs in its sector, and a NPL ratio of scarcely 1.1%, half the industry’s average.

Recently, HN has opened branches in New York and San Diego (California) to handle the business of Mexican emigrants in the USA wishing to finance property purchases in their home country. It is planning to open similar offices in Los Angeles and Chicago.

Sustained Growth and Excellent Prospects

In 2003, 489,000 home purchases were financed in Mexico, while it is estimated that some 575,000 units will be financed in 2004, 95% of them newly built.

In fact, looking at housing trends world-wide for the next 25 years, Mexico seems set to be one of the fastest growers. Official Mexican-government estimates forecast that over 20 million new homes will be built over that period.

The future growth of the Mexican housing market is predicated on the current shortage of homes; a rapidly growing population and government plans to support building projects.

Moreover, low short- and long-term interest rates and an increasingly regulated mortgage market will enable financial institutions to further increase their presence in mortgage lending.

Leadership in the Mortgage Market

With this operation, BBVA Bancomer will consolidate its leadership in the private mortgage market in Mexico.

HN will provide BBVA Bancomer with a broad portfolio of business and customers -more than 90,000—and a specialist team of professionals, vital to the growth of the leading Mexican financial institution in this business area. Furthermore, once HN is incorporated into BBVA Bancomer, it will be able to give its customers access to better and broader-ranging services with various and new lending lines.

“We are very satisfied with the purchase, as it ratifies our leadership in the mortgage business, which in coming years is definitely going to be one of the most dynamic components in the Mexican economy,” declared Jaime Guardiola, deputy chairman and general manager of BBVA Bancomer.

“It is a great chance to integrate our professional team within the structure of BBVA Bancomer, because its financial power will allow us to grow faster as a mortgage lender and because it will help us to offer even better services to our customers,” said Víctor Manuel Requejo, HN general manager.

BBVA Bancomer’s purchase of HN is due to be completed before the first quarter of 2005, pending due diligence proceedings and regulatory permits.

Hipotecaria Nacional

Highlights

•	950 employees

•	79 branches

•	29% market share among Mexican non-banking financial institutions (Sofoles)

•	Loan-book of 2.15 billion dollars

•	Over 90,000 customers

•	2003 net profit: US$48 million

•	ROE: 34%

•	ROA: 2.5%

•	NPL Ratio: 1.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September, 16th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.